Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. TO PRESENT AT ROTH CAPITAL PARTNERS

2006 OC CONFERENCE FEBRUARY 22nd

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Matthew Hayden/Brett Maas
905-479-0654	843-272-4653
e-mail: ir@alphaprotech.com	e-mail: matt@haydenir.com

Nogales, Arizona – February 15, 2006, Alpha Pro Tech (AMEX: APT; CHX: APT) a leading manufacturer of disposable protective apparel, consumer and building products today announced that it’s Senior Vice President of Sales and Marketing, along with Al Millar, the Company’s President, and Lloyd Hoffman, the Company’s Chief Financial Officer, will present at the Roth Capital Partners 2006 OC Conference at the St. Regis Monarch Beach, Dana Point, CA at 9:30 a.m. on February 22nd. The Company will be available for one-on-one meetings on February 21st through Hayden Communications or on February 22nd, the day of the presentation, arranged by contacting Roth Capital Partners. The presentation will be webcast live and may be accessed at http://www.wsw.com/webcast/roth7/apt. A replay of the webcast will available for 30 days following the conclusion of the presentation.

The presentation is designed to provide analysts, institutional brokers and portfolio managers with information regarding the Company’s financial performance and growth strategy. For the three months ended Sept. 30, 2005, revenues increased 38.3% to $8.1 million compared to $5.8 million in the third quarter of 2004, and increased 30.7% to $24.1 million compared to $18.4 million for the nine months ended Sept. 30, 2005.  Net income increased 85.3% for the quarter ended Sept. 30, 2005 to $693,000, or $0.03 per basic and fully diluted share, compared to net income of $374,000, or $0.02 per basic and fully diluted share, for the quarter ended Sept. 30, 2004.  Net income increased 66.0% for the nine months ended Sept. 30, 2005 to $2.1 million, or $0.09 per basic and fully diluted share, compared to net income of $1.3 million, or $0.06 per basic share and $0.05 per fully diluted share, for the nine months ended Sept. 30, 2004.  The Company will also discuss its longstanding relationships with national distributors of its protective apparel, and the growth prospects of its new Engineered Products Division, which manufactures construction weatherization products, including roof underlayment, building wrap and mold resistant framing sealant.

About the Roth Capital Partners 18th Annual OC Conference

As reported by Roth Capital Partners, the Roth Capital Partners 18th Annual OC Conference, scheduled for February 20-22, 2006, at the St. Regis Monarch Beach, will feature presentations from more than 200 small- and micro- cap companies in industry sectors such as Technology, Healthcare, Financial Services, Consumer Goods and more. In addition to traditional management presentations, there will be separate on-stage management interviews with selected companies, as well as pre-scheduled, one-on-one meetings with company management.  This conference is by invitation only. Please contact your Roth representative at 800-678-9147 for an electronic invite or to schedule a one-on-one meeting.

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Ltd. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; and Valdosta, Georgia. For more information and copies of all news releases and financials visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based

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